UNITED STATES
                                       SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                                    FORM N-17f-2

                           Certificate of Accounting of Securities and Similar
                                      Investments in the Custody of
                                      Management Investment Companies
                                 Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

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
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1. Investment Company Act File Number:                                                         Date examination completed:

811-4025                                                                                       June 29, 2001
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2. State identification Number:
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
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        AL                    AK                   AZ                    AR                    CA                     CO
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        CT                    DE                   DC                    FL                    GA                     HI
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        ID                    IL                   IN                    IA                    KS                     KY
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        LA                    ME                   MD                    MA                    MI                     MN
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        MS                    MO                   MT                    NE                    NV                     NH
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        NJ                    NM                   NY                    NC                    ND                     OH
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        OK                    OR                   PA                    RI                    SC                     SD
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        TN                    TX                   UT                    VT                    VA                     WA
        --------------------- -------------------- --------------------- -----------------------------------------------------------

        WV                    WI                   WY                    PUERTO RICO
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        Other (specify):
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
3. Exact name of investment company as specified in registration statement:

American Century California Tax Free and Municipal Funds
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5. Address of principal executive office (number, street, city, state, zip code)

Maryanne Roepke, American Century Funds, 4500 Main Street, Kansas City, MO 64111
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


                                                    SEC 2198 (11-91)
        Management Statement Regarding Compliance with Certain Provisions of the
                        Investment Company Act of 1940



     We, as members of management of American Century California Tax Free and Municipal Funds (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of June 29, 2001, and from January 1, 2001 through June 29, 2001.

     Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 29, 2001, and from January 1, 2001 through June 29, 2001, with respect to securities reflected in the investment accounts of the Fund.




By:  /s/ Maryanne Roepke
         Maryanne Roepke


         Date     February 18, 2002




November 6, 2001

To the Trustees of
American Century California Tax Free and Municipal Funds:

     We have examined management's assertions, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about American Century California Tax Free and Municipal Funds (the "Fund's") compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of June 29, 2001. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertions about the Fund's compliance based on our examination.

     Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 29, 2001, and with respect to agreement of security purchases and sales, for the period from January 1, 2001 through June 29, 2001:

     o Count and inspection of all securities located in the vault of The JP Morgan Chase Manhattan Bank, New York (the "Custodian") at 4 New York Plaza, 11th Floor, NY, NY, 11245;

     o Testing of securities and similar investments held in book entry by the Depository Trust Company via evaluation of the reconciliation procedures used by the Custodian and disposition of any reconciling items related to the Fund's positions;

     o Confirmation of all repurchase agreements with broker/banks and agreement of underlying collateral with JP Morgan Chase Manhattan Bank's records;

     o Agreement of four security purchases, four security sales and two maturities since our last report from the books and records of the Company to broker confirmations;

     We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide legal determination on the Fund's compliance with specified requirements.

     In our opinion, management's assertion that American Century California Tax Free and Municipal Funds was in compliance with the requirement of sub sections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 29, 2001 with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

     This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.